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November 18, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: M. Hughes Bates

                 Folake Ayoola

Re:	Santander Drive Auto Receivables LLC Registration Statement on Form SF-3 Filed August 31, 2015 File No. 333-206684

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated September 25, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on August 31, 2015, as well as two clean copies of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

November 18, 2015

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the Central Index Key (CIK) numbers for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to publicly registered asset-backed securities involving the same asset class. The CIK code of the depositor is 0001383094. The CIK code of each issuing entity previously established, directly or indirectly, by the depositor in connection with the offering of publicly registered asset-backed securities involving the same asset class as this offering is set forth on Schedule I hereto. The depositor also issues asset-backed securities involving the same asset class as this offering in transactions that are not publicly registered.

On October 30, 2009, Triad Financial SM LLC merged with and into Santander Consumer USA Inc., following which Triad Financial Special Purpose LLC, the depositor for the issuing entities described in the following sentence, became an affiliate of the depositor. Since January 1, 2006, the following issuing entities previously established by Triad Financial Special Purpose LLC have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering: Triad Automobile Receivables Trust 2006-A (CIK code: 0001350062), Triad Automobile Receivables Trust 2006-B (CIK code: 0001363067), Triad Automobile Receivables Trust 2006-C (CIK code: 0001377943), Triad Automobile Receivables Trust 2007-A (CIK code: 0001400127) and Triad Automobile Receivables Trust 2006-B (CIK code: 0001418497).

Other than as described above, there are no other issuing entities established by the depositor or any affiliate of the depositor since January 1, 2006 that have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering.

November 18, 2015

2.	We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Response

We confirm that delinquent assets will not constitute 20% or more of the asset pool.

Cover Page of Form of Prospectus

3.	Please revise to include the depositor’s and sponsor’s CIK numbers.

We have revised the cover page of the form of prospectus to include the depositor’s and sponsor’s CIK numbers.

[Subsequent Receivables], page 8

4.	We note that you contemplate a prefunding account to acquire additional receivables from the depositor. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

We confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that we will not use more than 25% of the proceeds of the offering to fund the prefunding account.

Role of the Owner Trustee and Indenture Trustee, page 41

5.	We note your disclosure that “[t]he owner trustee or indenture trustee will be under no obligation to exercise any... powers vested in it by the sale and servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders, unless those noteholders have offered to the owner trustee or indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby.” Please revise to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors’ ability to utilize the dispute resolution provision that you describe on page 91.

We have revised the disclosure on page 41 to clarify that such restrictions and conditions do not apply to, and will not otherwise impair, investors’ ability to use the dispute resolution provision described on page 93.

November 18, 2015

Credit Risk Retention, page 43

6.	Please revise to provide a description in this section of the material terms of the eligible vertical interest as required by Rule 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246) rather than referencing the entirety of the disclosure about the notes and the certificates located elsewhere in the prospectus.

We have revised the disclosure on page 44 to provide a description of the material terms of the eligible vertical interest.

The Originators, page 44

7.	We note your bracketed disclosure indicating that you will provide additional disclosure regarding the acquisition of receivables from any material third-party originator. Please revise to specify that you will provide the disclosure required under Item 1110 of Regulation AB.

We have revised our bracketed disclosure on page 44 indicating that we will provide the disclosure required by Item 1110 of Regulation AB regarding any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets.

The Asset Representations Reviewer, page 50

8.	Please add disclosure pursuant to Item 1121(d)(2) of Regulation AB that if during the distribution period the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, that you will specify on the applicable Form 10-D the date the event occurred and the circumstances surrounding the change.

We have added disclosure pursuant to Item 1121(d)(2) of Regulation AB on pages 50-51 stating that, if the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, during a distribution period, then we will specify on the applicable Form 10-D the date the event occurred and the circumstances surrounding the change.

Information About Certain Previous Securitizations, page 66

9.	We note your disclosure that “the characteristics of the securitized pools described above may vary somewhat from the characteristics of the receivables in this receivables pool.” Please revise to include a description of how the static pool differs from the asset pool. Refer to the Introduction to Item 1105 of Regulation AB.

We have revised the disclosure on page 67 to include a description of how the static pool differs from the asset pool.

November 18, 2015

Review of Pool Assets, page 67

10.	Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

We confirm that, if we or an underwriter obtain a due diligence report from a third-party provider, we (or the underwriter, as applicable), will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report that we or the underwriter have obtained in accordance with the requirements of Rule 15Ga-2 of the Exchange Act.

Asset Review Voting, page 90

11.	Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

We confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included for purposes of the calculation to determine whether 5% of investors have elected to initiate an asset review vote. See “The Notes—Notes Owned by Transaction Parties” on page 80 of the prospectus.

12.	We note that if any of the “Instituting Noteholders” is not a record holder as reflected in the note register, the indenture trustee may require that the investor provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes. Please revise to describe more fully the verification procedures that the indenture trustee may impose.

We have revised the disclosure on page 90 to describe more fully the verification procedures that the indenture trustee may impose to confirm that an investor is, in fact, a beneficial owner of the notes, by creating a new defined term, “verification documents”, which conforms to the verification procedures set forth in Instruction to I.B.1(d) of Form SF-3.

November 18, 2015

13.	Please revise your disclosure to indicate the number of days investors would have to initiate a vote and the number of days to conduct the vote, and provide us with your analysis of why you believe such time periods are sufficient, taking into account relevant procedures and timelines.

We have revised the disclosure on page 91 to indicate that investors have 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger to initiate a vote, and that the vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. Set forth below is an illustration of the relevant timing and procedures related to initiating and conducting a vote, assuming that the Delinquency Percentage exceeds the Delinquency Trigger (a “Trigger Event”) for the March collection period:

April 15	Depositor files Form 10-D disclosing a Trigger Event (Day 1)

April 15 - May 31	Investor has opportunity to send a request to the depositor notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights. (Days 1 to 46)

May 15 or June 15	Any request from an investor to communicate must be included in the Form 10-D for the related collection period in which such request was received (i.e., the Form 10-D filed May 15th, if the request was received in April, and the Form 10-D filed June 15th, if the request was received in May). (Day 30 or Day 60)

May 16 - July 15 or June 15 - July 15	Investors have had opportunity to communicate, and investors holding at least 5% of the aggregate outstanding principal balance of the notes may elect to initiate a vote by notifying the indenture trustee of their desire in writing within 90 days of Trigger Event. (Day 90)

July 15 - August 15	Indenture trustee submits to the noteholders the question of whether the asset representations review should conduct a review of the Subject Receivables and investors have ability to vote for or against a review. (Days 90 to 120)

We believe that these time periods are sufficient to provide the investors with an opportunity to consider whether to initiate an Asset Review while taking into account the desire of the transaction parties to determine in a timely manner whether an Asset Review will be conducted.

14.	We note your disclosure on page 37 that “if your notes are in book-entry form, your rights can only be exercised indirectly.” Please revise your disclosure to provide the procedures for how a vote through DTC will occur.

November 18, 2015

We have revised the disclosure on page 91 to provide a summary of DTC’s current voting procedures for book-entry securities.

15.	Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

We have revised the disclosure on page 91 to provide that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Asset Review, page 91

16.	We note your disclosure that “under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [•] day after the Review Satisfaction Date.” While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

We have revised the disclosure on page 92 to include bracketed options for a specific number of days that the asset representations reviewer has to complete the review. After discussing the review process, procedures and timing with potential asset representation reviewers, we believe that the bracketed options provide the reviewer with adequate time to complete the review of all Subject Receivables. Additionally, we have revised the disclosure on page 92 to provide a mechanism for the asset review to be extended to the extent that review materials necessary to complete the review are not timely provided.

17.	We note your disclosure that “[t]he asset representations reviewer will only be responsible for determining whether there was a breach of any Eligibility Representation with respect to any Subject Receivable. If the asset representations reviewer determines that there was such a breach, the sponsor and the depositor will investigate whether the breach materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Receivable such that the sponsor or depositor, as applicable, would be required to make a repurchase.” Please revise to clarify that the asset representations reviewer will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision. Refer to General Instruction I.B.1(b) of Form SF-3.

We have revised the disclosure on page 93 to clarify that the asset representations reviewer will only assess compliance and will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision.

November 18, 2015

Dispute Resolution, page 91

18.	Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

We have revised the disclosure on page 93 to clarify how the requesting party will be informed of the status of the repurchase request.

19.	Please revise the disclosure to indicate in what circumstances and on what basis the indenture trustee would exercise its discretion to repurchase a receivable.

The indenture trustee will not be required under the transaction documents to exercise its discretion to request a repurchase of a receivable. We have revised the disclosure on page 93 to make it clearer that the indenture trustee’s discretion is not subject to any requirements in the transaction documents and that there are no particular factors that the indenture trustee is required to consider as a basis for whether to exercise its discretion.

20.	We note your bracketed disclosure that “the depositor, the issuing entity, the owner trustee. or the indenture trustee (in its discretion or at the direction of the investor)” may utilize the dispute resolution provision. We further note your disclosure on page 89 that “an investor wishing to direct the indenture trustee to request a repurchase... may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related receivable.” Please revise your disclosure here to also explain the process that the investor will use to notify the indenture trustee of a repurchase request and a referral to dispute resolution.

We have revised the disclosure on page 93 to explain the process that the investor may use to notify the indenture trustee of a repurchase request and a referral to dispute resolution.

21.	We note your disclosure that “any mediation and arbitration... will be subject to certain confidentiality restrictions...” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

We have revised the disclosure on page 94 to clarify that confidentiality limitations will not limit disclosure required by applicable law. We confirm that any confidentiality restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

22.	Please describe the conditions set forth in the sale and servicing agreement which would restrict an investor’s ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

We have revised the disclosure on page 94 to clarify that the conditions set forth in the sale and servicing agreement to restrict an investor’s ability to join an existing mediation

November 18, 2015

or arbitration are designed to ensure that joinder of such party would not prejudice the rights of the participants to the existing mediation or arbitration. For example, the untimely joinder of an additional investor to an existing mediation or arbitration could result in material delays to reaching a resolution of the dispute.

Noteholder Communication; List of Noteholders, page 106

23.	We note that the depositor will include noteholder communication requests in the monthly distribution reports on Form 10-D so long as the depositor is filing those reports. Please tell us why the depositor would stop filing Form 10-D while the notes are still outstanding. Please also tell us how a request for noteholder communication would be disseminated if another transaction party, such as the servicer or indenture trustee, filed the Form 10-D on the depositor’s behalf.

Under Rule 15d-22(b)(1) of the Securities Exchange Act of 1934, the duty to file reports regarding any class of asset-backed securities is suspended (subject to certain timing requirements) when there are no asset-backed securities of such class that were sold in a registered transaction held by non-affiliates of the depositor and a certification on Form 15 has been filed. Consequently, the form of transaction documents contemplate that the depositor may no longer be required to file Form 10-D. However, we have revised the disclosure on pages 107 and 108 and the correlated sections in the transaction documents to remove the ability of the depositor to elect to suspend reporting while the publicly registered securities are still outstanding. Consequently, another transaction party, such as the servicer or indenture trustee, will not file a Form 10-D on the depositor’s behalf.

Part II – Item 15. Undertakings

24.	Please revise your undertakings to remove references to Item 512(a)(5)(i) of Regulation S-K. Registrants offering asset-backed securities must now rely on Rule 430D rather than Rule 430B of Regulation C.

We have revised the undertakings to remove references to Item 512(a)(5)(i) of Regulation S-K.

Exhibits

25.	Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

We have filed the required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K, forms of the underlying transaction agreements and the legality and tax opinions required pursuant to Item 601(b)(5) and Item 601(b)(8), respectively, of Regulation S-K.

*************

November 18, 2015

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Jason A. Kulas

John Ruckdaschel, Esq.

November 18, ,2015

                                     Schedule I

List of Affiliates and related Central Index Key (“CIK”) numbers

CIK numbers	Affiliate
1393622	Santander Drive Auto Receivables Trust 2007-1
1406317	Santander Drive Auto Receivables Trust 2007-2
1414620	Santander Drive Auto Receivables Trust 2007-3
1490547	Santander Drive Auto Receivables Trust 2010-1
1492093	Santander Drive Auto Receivables Trust 2010-1
1496712	Santander Drive Auto Receivables Trust 2010-2
1504615	Santander Drive Auto Receivables Trust 2010-3
1518505	Santander Drive Auto Receivables Trust 2011-1
1522717	Santander Drive Auto Receivables Trust 2011-2
1527299	Santander Drive Auto Receivables Trust 2011-3
1531190	Santander Drive Auto Receivables Trust 2011-4
1538184	Santander Drive Auto Receivables Trust 2012-1
1543913	Santander Drive Auto Receivables Trust 2012-2
1548600	Santander Drive Auto Receivables Trust 2012-3
1552401	Santander Drive Auto Receivables Trust 2012-4
1554933	Santander Drive Auto Receivables Trust 2012-5
1558871	Santander Drive Auto Receivables Trust 2012-6
1565821	Santander Drive Auto Receivables Trust 2013-1
1570603	Santander Drive Auto Receivables Trust 2013-2
1575073	Santander Drive Auto Receivables Trust 2013-3
1580579	Santander Drive Auto Receivables Trust 2013-4
1589220	Santander Drive Auto Receivables Trust 2013-5
1595239	Santander Drive Auto Receivables Trust 2014-1
1603779	Santander Drive Auto Receivables Trust 2014-2
1609220	Santander Drive Auto Receivables Trust 2014-3
1616997	Santander Drive Auto Receivables Trust 2014-4
1622117	Santander Drive Auto Receivables Trust 2014-5
1632092	Santander Drive Auto Receivables Trust 2015-1
1638606	Santander Drive Auto Receivables Trust 2015-2
1643202	Santander Drive Auto Receivables Trust 2015-3
1649011	Santander Drive Auto Receivables Trust 2015-4
1654250	Santander Drive Auto Receivables Trust 2015-5